UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ABITIBIBOWATER INC.

(Exact name of registrant as specified in its charter)

Delaware	98-0526415
(State or other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

1155 Metcalfe Street, Suite 800 Montreal, Quebec, Canada	H3B 5H2
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of exchange on which each class is to be registered
Common Stock, $0.001 par value per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act: N/A

Item 1. Description of Registrant’s Securities to be Registered

General

This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934, as amended, the shares of common stock, par value $0.001 per share (“Common Stock”), of AbitibiBowater Inc., a Delaware corporation (“AbitibiBowater”), upon the Effective Date (as defined below) of the plans of reorganization, as amended, supplemented or otherwise modified, in connection with AbitibiBowater’s and its affiliates’ creditor protection proceedings under chapter 11 of the U.S. Bankruptcy Code and the Companies’ Creditors Arrangement Act (Canada) (collectively, the “Creditor Protection Proceedings”), as applicable. The U.S. Bankruptcy Court for the District of Delaware (In re: AbitibiBowater Inc., et al., Chapter 11, Case No. 09-11296) and the Superior Court of Quebec in Canada each approved the applicable plan of reorganization on November 23, 2010 and September 23, 2010, respectively. AbitibiBowater emerged from the Creditor Protection Proceedings on December 9, 2010 (the “Effective Date”).

On the Effective Date, the common stock of AbitibiBowater outstanding immediately prior to the Effective Date was cancelled pursuant to the terms of the plans of reorganization and AbitibiBowater filed a Third Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Certificate”). Pursuant to the plans of reorganization, on the Effective Date, AbitibiBowater issued 97,134,954 shares of Common Stock. In addition, on the Effective Date, AbitibiBowater adopted an equity incentive plan pursuant to which AbitibiBowater may issue to participants in such plan up to 8.5% of the shares of Common Stock outstanding as of the Effective Date.

Description of Capital Stock

The following description of the capital stock and certain provisions of the Certificate and the Company’s Third Amended and Restated By-Laws (the “By-laws”) is a summary and is qualified in its entirety by the Certificate and the By-laws, which are filed as Exhibits 3(i) and 3(ii) hereto, respectively, and are incorporated herein by reference.

Pursuant to the Certificate, AbitibiBowater is authorized to issue 190,000,000 shares of Common Stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. The Certificate also provides that AbitibiBowater will not issue any class of non-voting equity securities unless, and solely to the extent, permitted by section 1123(a)(6) of the Bankruptcy Code until such time as the Certificate is amended to remove such restriction.

Common Stock

Each holder of our Common Stock is entitled to one vote per each outstanding share registered in the holder’s name with respect to the election of directors and on all other matters submitted to the vote of our stockholders. Each director will be elected by the vote of a plurality of the votes cast by the holders of capital stock entitled to vote with respect to such director’s election. No holder of our Common Stock may cumulate votes in voting for directors. Except as provided by the Certificate, the By-laws or applicable law, all other questions presented to the stockholders shall be decided by the affirmative vote of the stockholders present, in person or by proxy, entitled to cast at least a majority of the votes which all stockholders present are entitled to cast on the particular matter.

The holders of shares of our Common Stock are entitled to receive dividends as may be declared from time to time by our board of directors out of funds legally available for dividend payments, subject to any dividend preferences of any holders of any preferred stock and any contractual restrictions. In the event of our liquidation, dissolution or winding up, after full payment of all liabilities and liquidation preferences of any preferred stock, the holders of shares of our Common Stock are entitled to share ratably in all remaining assets. Our Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the shares of our Common Stock.

Preferred Stock

Our board of directors may, without stockholder approval, issue up to 10,000,000 shares of preferred stock in one or more series and, subject to Delaware corporation law, may determine:

•	the designations, powers and preferences, and relative, participating, optional or other rights, if any, of any series of preferred stock;

•	the number of shares to constitute such series and the distinctive designation thereof;

•	the dividend rate or rates to which the shares of such series shall be entitled and whether dividends shall be cumulative;

•	whether the shares of such series shall be redeemable and the terms, limitations and restrictions in respect of such redemptions;

•

whether the holders of shares of such series shall be entitled to receive, in the event of the liquidation, dissolution or winding up of AbitibiBowater, an amount equal to the dividends accumulated and unpaid thereon;

•	whether the shares of such series shall be subject to the operation of a purchase, retirement or sinking fund and, if so, the terms and provisions in respect of the operation thereof;

•

whether the shares of such series shall be convertible into, or exchangeable for, shares of stock of any other class or series of the same class, and if so convertible or exchangeable, the terms of such conversion or exchange;

•	the voting powers, if any, of the shares of such series in addition to the voting powers provided by law; and

•	any other powers, designations, preferences and rights, and qualifications, limitations or restrictions, not inconsistent with law or the provisions of the Certificate of Incorporation.

If our board of directors were to issue a new series of preferred stock, the issuance of such shares could:

•	decrease the amount of earnings and assets available for distribution to common stockholders;

•	make removal of the present management more difficult;

•	result in restrictions upon the payment of dividends and other distributions to the common stockholders;

•	delay or prevent a change in control of AbitibiBowater; and

•	limit the price that investors are willing to pay in the future for our Common Stock.

Limitations on Directors’ Liability

The Certificate contains a provision eliminating the personal liability of AbitibiBowater’s directors to AbitibiBowater and its stockholders to the fullest extent permitted by applicable law. The Certificate also contains provisions generally providing for indemnification and advancement of expenses to AbitibiBowater’s directors and certain officers to the fullest extent permitted by applicable law.

Possible Anti-Takeover Effects of Delaware Law and Provisions of Our Certificate and Amended By-Laws

Certain provisions of Delaware corporate law, the Certificate and the By-laws may have the effect of delaying, deferring or preventing a change in control of AbitibiBowater. These provisions include the following:

•

The Certificate provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent without a meeting. Special meetings of stockholders may be called only by our board of directors, by certain executive officers that have been duly provided the power and authority to call such meetings or at the request of the holders of one-third of the total number of shares of stock entitled to vote on the matter.

•

As discussed above under “—Preferred Stock,” the Certificate permits our board of directors to issue a new series of preferred stock with terms that may make an acquisition by a third person more difficult or less attractive.

•

The By-laws provide time limitations and notice requirements that must be met by stockholders who desire to present proposals or nominate persons for election to our board of directors at stockholder meetings.

Transfer Agent

Computershare Inc. will serve as transfer agent for the Common Stock.

Item 2. Exhibits.

Exhibit Number	Description
3(i)	Third Amended and Restated Certificate of Incorporation of AbitibiBowater Inc. effective December 9, 2010

3(ii)	Third Amended and Restated By-laws of AbitibiBowater Inc. effective December 9, 2010

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ABITIBIBOWATER INC.

By:	/S/ JACQUES P. VACHON
Name:	Jacques P. Vachon
Title:	Senior Vice President, Corporate Affairs and Chief Legal Officer

Date: December 9, 2010

Exhibit Index

Exhibit Number	Description

3(i)	Third Amended and Restated Certificate of Incorporation of AbitibiBowater Inc. effective December 9, 2010
3(ii)	Third Amended and Restated By-laws of AbitibiBowater Inc. effective December 9, 2010